SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 4)

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

03762U105

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Annuity & Life Assurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person IC

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Asset Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Life Asset Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person CO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person PN

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,101,366 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,101,366 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,366 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 15.1%

14	Type of Reporting Person PN

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,101,366 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,101,366 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,366 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 15.1%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Holding Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person CO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Group Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person CO

CUSIP No. 0376U105		13D

This Amendment No. 4 to Schedule 13D is filed by (i) Athene Annuity & Life Assurance Company, a Delaware stock life insurance company (formerly known as Liberty Life Insurance Company, “Athene Annuity”), (ii) Athene Asset Management LLC, a Delaware limited liability company (“AAM”), (iii) Apollo Life Asset Ltd., an exempted company incorporated in the Cayman Islands (“Apollo Life”), (iv) Apollo Capital Management, L.P., a Delaware limited partnership (“Capital Management”), (v) Apollo Capital Management GP, LLC, a Delaware limited liability company (“Capital Management GP”), (vi) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (vii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”), (viii) Athene Holding Ltd., an exempted company incorporated in the Island of Bermuda (“Athene Holding”), and (ix) Athene Group Ltd., an exempted company incorporated in the Cayman Islands (“Athene Group”), and supplements and amends the Statement on Schedule 13D filed on August 8, 2011, Amendment No. 1 to Schedule 13D filed on October 27, 2011, Amendment No. 2 to Schedule 13D filed on December 9, 2011 and Amendment No. 3 to Schedule 13D filed on January 3, 2012, with respect to the common stock, par value $0.01 (the “Common Stock”) of Apollo Commercial Real Estate Finance, Inc. (the “Issuer”).  Athene Annuity, AAM, Apollo Life, Capital Management, Capital Management GP, Management Holdings, Management Holdings GP, Athene Holding and Athene Group are referred to herein collectively as the “Reporting Persons”.

Unless otherwise indicated, each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on August 8, 2011, as amended. Responses to each item of this Amendment No. 4 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

Item 2.         Identity and Background

Item 3.         Source and Amount of Funds or Other Consideration

Item 4.         Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As market conditions permit, Athene Annuity intends to sell up to all of its shares of the Issuer’s Common Stock.  Athene Annuity may effect such sales under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an effective registration statement under the Securities Act of 1933, as amended, and/or pursuant to a plan for the sale of shares of the Issuer’s Common Stock that complies with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.  Athene Annuity has entered into a Sales Plan with JP Morgan Securities LLC (“JP Morgan”) as of June 14, 2012 in substantially the form attached hereto as Exhibit 1.  Under the terms of the plan, JP Morgan is to sell up to the maximum number of shares that Athene Annuity may sell pursuant to Rule 144 under the Securities Act in the 90 days following the initial sale made under the plan.  The plan will not become effective and no shares may be sold under the plan until the first trading day to occur on or after fourteen days after the plan has been signed by the parties.  The plan will terminate on the earlier of the date that the total shares to be sold under the plan have been sold, the date that is one year after the date the plan was signed, or the date that Athene Annuity or the Issuer terminates the plan by giving written notice to JP Morgan.  From time to time, Athene Annuity may terminate the existing plan and enter into other Sales Plans with JP Morgan or other broker/dealers in substantially the form attached hereto as Exhibit 1.

The summary of the Sales Plan as described in this Item 4 is qualified in its entirety by reference to the form of the Sales Plan, which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

Athene Annuity holds 3,000,000 shares of the Issuer’s Common Stock, which represents approximately 14.6% of the outstanding Common Stock of the Issuer.  The shares of Common Stock reported as beneficially owned by Athene Holding, Athene Group, AAM, Capital Management, and Capital Management GP include the shares of Common Stock held of record by Athene Annuity.  The 3,101,366 shares of Common Stock reported as beneficially owned by Management Holdings and Management Holdings GP include the shares held of record by Athene Annuity, and also include 101,366 shares held of record by ACREFI Management, LLC, the manager of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of the other Reporting Persons, and the filing of this Amendment No. 4 to Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The shares of Common Stock reported as beneficially owned in this Amendment No. 4 to Schedule 13D do not include 460,000 shares of Common Stock owned of record by Apollo Principal Holdings I, L.P. and beneficially owned by its general partner, Apollo Principal Holdings I GP, LLC.  The Reporting Persons are not part of a group with ACREFI Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Global Real Estate Management GP, LLC, Apollo Principal Holdings I, L.P. or Apollo Principal Holdings I GP, LLC, and each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of ACREFI Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Global Real Estate Management GP, LLC, Apollo Principal Holdings I, L.P. or Apollo Principal Holdings I GP, LLC, and the filing of this Amendment No. 4 to Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is determined based on 20,570,616 shares of Common Stock outstanding as of May 1, 2012, as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2012 (File No. 001-34452).

(b)   See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 4 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.         Material to Be Filed as Exhibits

Exhibit 1:                   Form of Sales Plan between Athene Annuity & Life Assurance Company and J. P. Morgan Securities LLC

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: June 19, 2012

ATHENE ANNUITY & LIFE ASSURANCE COMPANY

	By:	/s/ John Golden
	Name:	John Golden
	Title:	Secretary

ATHENE ASSET MANAGEMENT LLC

	By:	/s/ John Golden
	Name:	John Golden
	Title:	Senior Vice President

APOLLO LIFE ASSET LTD.

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

	By:	Apollo Capital Management GP, LLC
its general partner

By: /s/ Cindy Michel
Name: Cindy Michel
Title: Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Cindy Michel
Name: Cindy Michel
Title: Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Cindy Michel
Name:	Cindy Michel
Title:	Vice President

ATHENE HOLDING LTD.

By:	/s/ Zachary Jones
Name:	Zachary Jones
Title:	Chief Accounting Officer

ATHENE GROUP LTD.

By:	/s/ Brian F. Bresnahan
Name:	Brian F. Bresnahan
Title:	Director